The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

April 6, 2015

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Riders to Joint Insured Bonds for Registered Management Investment Companies within the Lincoln National Group of Companies- Pursuant to Rule 17g-1 under the Investment Company Act of 1940 (the “ACT”).

Ladies and Gentlemen:

Pursuant to paragraph “g” of Rule 17g-1, the following registered investment company within the Lincoln National Group of Companies hereby files with the Securities and Exchange Commission certain information concerning its bonding coverage for larceny/embezzlement, as required by Section 17 of the ACT:

Name of Investment Company

Lincoln Advisors Trust (“33” Act File Number: 333-175622, “40” Act File Number: 811-22583)

This filing contains the following attachments:

A.	A copy of the current bonds;

B.
A copy of the resolution of a majority of the Trustees of each Fund including a majority of Trustees who are not ‘interested persons’ approving the type, form and coverage of the bonds, and the portion of the premium to be paid by those Funds;

C.	A statement showing the amount of the single insured bond which each Fund would have provided and maintained, had it not been named as an insured under joint insured bonds;

D.	A statement as to the period for which premiums will be paid (coverage commenced under the current Bond on February 1, 2015).

E.	A copy of the agreement pursuant to rule 17g-1 under the investment company Act of 1940.

Sincerely,

/s/ William P. Flory, Jr.

William P. Flory, Jr.
Chief Accounting Officer

ITEM A

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

INSURED COPY
585-87-03 - 06

DECLARATIONS
Bond No.  585-87-03 - 06

Item 1.  Name of Insured (herein called Insured):
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT)

Principal Address:
1300 South Clinton Street
Fort Wayne, IN 46802

Item 2.  Bond Period from 12:01 a.m. 02/01/2015 to 12:01 a.m. 10/30/2015 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.  Limit of Liability- Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$ 3,500,000	$ -
Insuring Agreement (B)-ON PREMISES	$ 3,500,000	$ 50,000
Insuring Agreement (C)-IN TRANSIT	$ 3,500,000	$ 50,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$ 3,500,000	$ 50,000
Insuring Agreement (E)-SECURITIES	$ 3,500,000	$ 50,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$ 3,500,000	$ 50,000
Insuring Agreement (G)-STOP PAYMENT	$ 100,000	$ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 100,000	$ 5,000
Insuring Agreement (I)-AUDIT EXPENSE	$ 100,000	$ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$ 3,500,000	$ 50,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$ 100,000	$ 5,000

Optional Insuring Agreement and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$ 3,500,000	$ 50,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	$ 100,000	$ 5,000

If "Not Covered" is inse1ted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.  Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A.  All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:  N/A

Item 5.  The liability of the Underwriter is subject to the terms of the following riders attached hereto:  Riders No.  1, 2, 3, 4, 5, 6, and 7

Item 6.  The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s)  585-87-03- 04 such termination or cancellation to be effective as of the time this bond becomes effective.

ITEM B

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
LINCOLN ADVISORS TRUST

Board of Trustees Meeting
January 26, 2015

Resolution No. 1

Extension of Joint Fidelity Bond Coverage

WHEREAS, The Boards of Trustees of Lincoln Variable Insurance Products Trust (“LVIP”) and Lincoln Advisors Trust (“LAT”) (such boards, collectively, the “Board”) determined on January 23, 2014 that it was in the best interest of LVIP and LAT (collectively, the “Trusts” and, each, a “Trust”) and each series of each Trust (each such series, a “Fund”) to participate in coverage under a joint fidelity bond issued by Great American Insurance Company (the “Bond”);

WHEREAS, The Board, including a majority of those Trustees who are not “interested persons” of the Trusts within the meaning of such term as set forth in Section 2(a)(19) of the Investment Company Act of 1940 (collectively, the “Independent Trustees”), approved on January 23, 2014 the amount, type, form, and coverage of the Bond for the period from February 1, 2014 through January 31, 2015;

WHEREAS, Management has recommended that the Bond be extended through October 31, 2015; and

WHEREAS, The Board, in evaluating the Bond and each Fund’s premium allocation, has considered all relevant factors, including without limitation:

(a) the value of the aggregate assets of the Funds,
(b) the type and terms of the arrangements made for the custody and safekeeping of such assets,
(c) the nature of the securities and other assets in the Funds’ respective portfolios,
(d) the number of other parties named as insureds,
(e) the nature of the business activities of such other parties,
(f) the amount of the Bond,
(g) the amount of the premium for the Bond,

(h) the ratable allocation of the premium among all parties named as insureds, and

(i) the extent to which the share of the premium allocated to each Fund is less than the premium which such Fund would have had to pay if it had provided and maintained a single insured bond.

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby determines that it is in the best interest of each Trust and each Fund to participate in the extension of the coverage under the Bond and that the proposed premium allocation to each Trust and each Fund is fair and reasonable based upon all relevant factors;

RESOLVED FURTHER, That the Board, including a majority of the Independent Trustees, hereby approves the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by each Trust and each Fund, effective February 1, 2015;

RESOLVED FURTHER, That the officers of each Trust be and hereby are authorized and directed to cause such Trust and its Funds to participate, effective February 1, 2015, in the Bond in the aggregate amount of $3,500,000; and RESOLVED FURTHER, That the officers of each Trust be and hereby are authorized and directed to sign the agreement, to make the filings, and to give the notices, required of such Trust by Rule 17g-1 under the Investment Company Act of 1940.

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
LINCOLN ADVISORS TRUST

Board of Trustees Special Meeting
January 26, 2015

Resolution No. 2

Approval of Fund Name Changes

WHEREAS, Management of LVIP and LAT (collectively, the “Trusts”) recommends that the Trusts’ Boards of Trustees approve new names for the Managed Risk Funds and the RPM Funds (individually, each a “Fund”).

NOW, THEREFORE, BE IT RESOLVED, That the name of each Fund be changed effective May 1, 2015, as presented on the following page in Schedule A to this resolution; and

RESOLVED FURTHER, That the officers of LVIP and LAT be and hereby are authorized, on behalf of LVIP and LAT, to take such further actions as they deem necessary or appropriate to give effect to the foregoing resolution.

Current Fund Name	New Fund Name Presented at December Board Meeting	New Fund Name for May 1, 2015
LVIP Delaware Growth & Income Fund	LVIP Dimensional Core 1 Fund	LVIP Dimensional U.S. Core Equity 1 Fund
	LVIP Dimensional Core 2 Fund	LVIP Dimensional U.S. Core Equity 2 Fund
	LVIP Dimensional International Core Fund	LVIP Dimensional International Core Equity Fund
LVIP Managed Risk American Balanced Allocation Fund		LVIP American Global Balanced Allocation Managed Risk Fund
LVIP Managed Risk American Growth Allocation Fund		LVIP American Global Growth Allocation Managed Risk Fund
LVIP Managed Risk Profile Conservative Fund		LVIP Global Conservative Allocation Managed Risk Fund
LVIP Managed Risk Profile Growth Fund		LVIP Global Growth Allocation Managed Risk Fund
LVIP Managed Risk Profile Moderate Fund		LVIP Global Moderate Allocation Managed Risk Fund
	LVIP Managed Risk Profile US Allocation Fund	LVIP U.S. Growth Allocation Managed Risk Fund
LVIP American Century VP Mid Cap Value RPM Fund		LVIP American Century VP Mid Cap Value Managed Volatility Fund
LVIP BlackRock Emerging Markets RPM Fund		LVIP BlackRock Emerging Markets Managed Volatility Fund
LVIP BlackRock Equity Dividend RPM Fund		LVIP BlackRock Equity Dividend Managed Volatility Fund
LVIP BlackRock Global Allocation V.I. RPM Fund		LVIP BlackRock Global Allocation V.I. Managed Volatility Fund
LVIP ClearBridge Variable Appreciation RPM Fund		LVIP ClearBridge Variable Appreciation Managed Volatility Fund
LVIP Columbia Small-Mid Cap Growth RPM Fund	LVIP Ivy Mid Cap Growth RPM Fund	LVIP Ivy Mid Cap Growth Managed Volatility Fund
LVIP Dimensional Non-U.S. Equity RPM Fund	LVIP Dimensional International Core RPM Fund	LVIP Dimensional International Core Equity Managed Volatility Fund
LVIP Dimensional U.S. Equity RPM Fund	LVIP Dimensional Core 2 RPM Fund	LVIP Dimensional U.S. Core Equity 2 Managed Volatility Fund
LVIP Franklin Mutual Shares VIP RPM Fund		LVIP Franklin Mutual Shares VIP Managed Volatility Fund
LVIP Invesco Diversified Equity-Income RPM Fund		LVIP Invesco Diversified Equity-Income Managed Volatility Fund
LVIP Invesco V.I. Comstock RPM Fund		LVIP Invesco V.I. Comstock Managed Volatility Fund
LVIP JPMorgan Mid Cap Value RPM Fund		LVIP JPMorgan Mid Cap Value Managed Volatility Fund
LVIP MFS International Growth RPM Fund		LVIP MFS International Growth Managed Volatility Fund
LVIP Multi-Manager Global Equity RPM Fund		LVIP Multi-Manager Global Equity Managed Volatility Fund
LVIP SSgA Global Tactical Allocation RPM Fund		LVIP SSgA Global Tactical Allocation Managed Volatility Fund
LVIP SSgA International RPM Fund		LVIP SSgA International Managed Volatility Fund
LVIP SSgA Large Cap RPM Fund		LVIP SSgA Large Cap Managed Volatility Fund
LVIP SSgA Small-Cap RPM Fund		LVIP SSgA Small-Cap Managed Volatility Fund
LVIP Templeton Growth RPM Fund		LVIP Templeton Growth Managed Volatility Fund
LVIP UBS Large Cap Growth RPM Fund		LVIP UBS Large Cap Growth Managed Volatility Fund
LVIP VIP Contrafund® RPM Portfolio		LVIP VIP Contrafund® Managed Volatility Portfolio
LVIP VIP Mid Cap RPM Portfolio		LVIP VIP Mid Cap Managed Volatility Portfolio
	LVIP ClearBridge Large Cap RPM Fund	LVIP ClearBridge Large Cap Managed Volatility Fund
	LVIP BlackRock U.S. Opportunities RPM Fund	LVIP BlackRock U.S. Opportunities Managed Volatility Fund

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
(LVIP Dimensional Core 1 Fund)

Board of Trustees Meeting
January 26, 2015

Resolution No. 3

Approval of Change to Investment Objective

WHEREAS, The investment objective of the LVIP Dimensional Core 1 Fund (formerly the LVIP Delaware Growth and Income Fund) (the “Fund”) is “to maximize long-term capital appreciation” (the “Existing Objective”);

WHEREAS, The Board of Trustees of LVIP (the “LVIP Board”), including a majority of the Independent Trustees, has considered a memorandum prepared by Funds Management recommending that such investment objective be changed so as to read: “to seek long-term capital appreciation” (the “New Objective”);

WHEREAS, The Existing Objective may be changed without shareholder approval because the Existing Objective is non-fundamental, as noted in the Fund’s Prospectus; and

WHEREAS, The LVIP Board has determined that the New Objective is in the best interest of the Fund and its shareholders.

NOW, THEREFORE, BE IT RESOLVED, That the New Objective, as presented to the LVIP Board at this meeting, be and hereby are approved;

RESOLVED FURTHER, That the officers of LVIP be and hereby are authorized, on behalf of the Fund, to prepare and make the necessary filings with the Securities and Exchange Commission to implement the New Objective;

RESOLVED FURTHER, That the officers of LVIP be and hereby are authorized, on behalf of the Fund, to prepare and mail to shareholders, at least sixty days’ prior to effectiveness, notice of the New Objective; and

RESOLVED FURTHER, That the officers of LVIP be and hereby are authorized, on behalf of LVIP, to take such further actions as they deem necessary or appropriate to give effect to the foregoing resolutions.

ATTACHMENT 1		*If each fund were	*If each fund were
		covered as a separate	covered as a separate
		entity:	entity:
The following table lists all the funds covered under the bond, their gross assets as of 12/31/2014,
and the minimum bond required for each fund along with the total of such minimum requirement.		Gross Asset
		Range in Millions	Proposed
	Gross Assets	For Minimum	Minimum Bonds
Lincoln Variable Insurance Products Trust (LVIPT)	12/31/2014	Bond Required	Required
LVIP Delaware Foundation Moderate Allocation Fund	110,011,284	100,000,000 to 150,000,000	525,000
LVIP Delaware Social Awareness Fund	792,327,293	750,000,000 to 1,000,000,000	1,000,000
LVIP Money Market Fund	766,361,181	750,000,000 to 1,000,000,000	1,000,000
LVIP Delaware Foundation Conservative Allocation Fund	330,300,829	250,000,000 to 500,000,000	750,000
LVIP Delaware Growth and Income Fund	1,363,435,258	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Delaware Bond Fund	7,088,344,012	Over 2,000,000,000	2,500,000
LVIP Delaware Special Opportunities Fund	649,639,589	500,000,000 to 750,000,000	900,000
LVIP BlackRock Equity Dividend RPM Fund	836,695,234	750,000,000 to 1,000,000,000	1,000,000
LVIP T. Rowe Price Structured Mid-Cap Growth Fund	542,603,850	500,000,000 to 750,000,000	900,000
LVIP UBS Large Cap Growth RPM Fund	544,583,628	500,000,000 to 750,000,000	900,000
LVIP Delaware Foundation Aggressive Allocation Fund	238,471,966	150,000,000 to 250,000,000	600,000
LVIP Mondrian International Value Fund	1,195,379,127	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Managed Risk Profile Moderate Fund	7,190,704,508	Over 2,000,000,000	2,500,000
LVIP Managed Risk Profile Conservative Fund	1,425,408,719	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Managed Risk Profile Growth Fund	8,900,005,290	Over 2,000,000,000	2,500,000
LVIP SSgA Global Tactical Allocation RPM Fund	1,022,898,551	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Capital Growth Fund	454,141,262	250,000,000 to 500,000,000	750,000
LVIP MFS International Growth Fund	950,905,024	750,000,000 to 1,000,000,000	1,000,000
LVIP Columbia Small-Mid Cap Growth RPM Fund	288,271,625	250,000,000 to 500,000,000	750,000
LVIP Mid-Cap Value Fund	182,390,172	150,000,000 to 250,000,000	600,000
LVIP SSgA S&P 500 Index Fund	6,629,138,549	Over 2,000,000,000	2,500,000
LVIP SSgA Small Cap Index Fund	1,385,129,270	1,000,000,000 to 1,500,000,000	1,250,000
LVIP JPMorgan Mid Cap Value RPM Fund	360,988,989	250,000,000 to 500,000,000	750,000
LVIP T. Rowe Price Growth Stock Fund	391,555,591	250,000,000 to 500,000,000	750,000
LVIP MFS Value Fund	1,061,628,940	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Templeton Growth RPM Fund	751,559,395	750,000,000 to 1,000,000,000	1,000,000
LVIP Managed Risk Profile 2010 Fund	44,310,998	35,000,000 to 50,000,000	350,000
LVIP Managed Risk Profile 2020 Fund	159,070,825	150,000,000 to 250,000,000	600,000
LVIP Managed Risk Profile 2030 Fund	170,415,724	150,000,000 to 250,000,000	600,000
LVIP Managed Risk Profile 2040 Fund	117,080,528	100,000,000 to 150,000,000	525,000
LVIP Managed Risk Profile 2050 Fund	23,688,513	20,000,000 to 25,000,000	250,000
LVIP Baron Growth Opportunities Fund	585,242,093	500,000,000 to 750,000,000	900,000
LVIP SSgA International Index Fund	2,149,481,246	Over 2,000,000,000	1,500,000
LVIP SSgA Bond Index Fund	2,460,860,406	Over 2,000,000,000	1,500,000
LVIP SSgA Large Cap 100 Fund	1,371,170,468	1,000,000,000 to 1,500,000,000	1,250,000
LVIP SSgA Small-Mid Cap 200 Fund	233,253,193	150,000,000 to 250,000,000	600,000
LVIP SSgA Developed International 150 Fund	900,240,152	750,000,000 to 1,000,000,000	1,000,000
LVIP SSgA Emerging Markets 100 Fund	677,121,439	500,000,000 to 750,000,000	900,000
LVIP Clarion Global Real Estate Fund	577,933,170	500,000,000 to 750,000,000	900,000
LVIP Global Income Fund	1,439,153,336	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Blackrock Inflation Protected Bond Fund	1,216,418,496	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Delaware Diversified Floating Rate Fund	1,096,904,030	1,000,000,000 to 1,500,000,000	1,250,000
LVIP JPMorgan High Yield Fund	680,178,447	500,000,000 to 750,000,000	900,000
LVIP American Global Growth Fund	93,840,557	75,000,000, to 100,000,000	450,000
LVIP American Global Small Capitalization Fund	70,830,484	50,000,000 to 75,000,000	400,000
LVIP American Growth Fund	315,751,842	250,000,000 to 500,000,000	750,000
LVIP American Growth-Income Fund	262,235,085	250,000,000 to 500,000,000	750,000
LVIP American International Fund	145,004,614	100,000,000 to 150,000,000	525,000
LVIP American Balanced Allocation Fund	849,985,561	750,000,000 to 1,000,000,000	1,000,000
LVIP American Growth Allocation Fund	861,136,816	750,000,000 to 1,000,000,000	1,000,000
LVIP American Income Allocation Fund	211,950,995	150,000,000 to 250,000,000	600,000
LVIP SSgA Conservative Index Allocation Fund	77,523,375	75,000,000, to 100,000,000	450,000
LVIP SSgA Conservative Structured Allocation Fund	210,276,128	150,000,000 to 250,000,000	600,000
LVIP SSgA Moderately Aggressive Structured Allocation Fund	479,335,365	250,000,000 to 500,000,000	750,000
LVIP SSgA Moderately Aggressive Index Allocation Fund	218,955,453	150,000,000 to 250,000,000	600,000
LVIP SSgA Moderate Index Allocation Fund	238,434,863	150,000,000 to 250,000,000	600,000
LVIP SSgA Moderate Structured Allocation Fund	926,556,775	750,000,000 to 1,000,000,000	1,000,000
LVIP Vanguard Domestic Equity ETF Fund	191,136,519	150,000,000 to 250,000,000	600,000
LVIP Vanguard International Equity ETF Fund	120,861,427	100,000,000 to 150,000,000	525,000
LVIP Dimensional US Equity RPM Fund	379,159,037	250,000,000 to 500,000,000	750,000
LVIP Dimensional Non-US Equity RPM Fund	215,483,617	150,000,000 to 250,000,000	600,000
LVIP Dimensional/Vanguard Total Bond Fund	396,964,006	250,000,000 to 500,000,000	750,000
LVIP Managed Risk American Balanced Allocation Fund	1,886,269,607	1,500,000,000 to 2,000,000,000	1,500,000
LVIP Managed Risk American Growth Allocation Fund	3,769,196,491	Over 2,000,000,000	2,100,000
LVIP BlackRock Emerging Markets RPM Fund	254,884,961	250,000,000 to 500,000,000	750,000
LVIP American Preservation Fund	301,283,277	250,000,000 to 500,000,000	750,000
LVIP SSgA Large Cap RPM Fund	106,273,214	100,000,000 to 150,000,000	525,000
LVIP SSgA Small Cap RPM Fund	99,143,258	75,000,000, to 100,000,000	450,000
LVIP MFS International Growth RPM Fund	94,516,698	75,000,000, to 100,000,000	450,000
LVIP VIP Contrafund RPM Portfolio	291,039,812	250,000,000 to 500,000,000	750,000
LVIP RPM BlackRock Global Allocation VI Fund	806,726,064	750,000,000 to 1,000,000,000	1,000,000
LVIP American Century VP Mid Cap Value RPM Fund	88,131,726	75,000,000, to 100,000,000	450,000
LVIP Clearbridge Variable Appreciation RPM Fund	64,693,284	50,000,000 to 75,000,000	400,000
LVIP Franklin Mutual Shares VIP RPM Fund	93,709,128	75,000,000, to 100,000,000	450,000
LVIP Invesco V.I. Comstock RPM Fund	75,340,269	75,000,000, to 100,000,000	450,000
LVIP SSgA International RPM Fund	16,593,147	15,000,000 to 20,000,000	225,000
LVIP Invesco Diversified Equity-Income RPM Fund	32,633,809	25,000,000 to 35,000,000	300,000
LVIP VIP Mid Cap RPM Portfolio	12,567,169	10,000,000 to 15,000,000	200,000
LVIP Multi-Manager Global Equity RPM Fund	20,607,540	20,000,000 to 25,000,000	250,000
LVIP AQR Enhanced Global Strategies Fund	11,753,758	10,000,000 to 15,000,000	200,000
LVIP BlackRock Multi-Asset Income Fund	6,310,729	5,000,000 to 7,500,000	150,000
LVIP Franklin Templeton Multi-Asset Opportunities Fund	10,730,282	10,000,000 to 15,000,000	200,000
LVIP Goldman Sachs Income Builder Fund	8,661,016	7,500,000 to 10,000,000	175,000
LVIP PIMCO Low Duration Bond Fund	837,531,650	750,000,000 to 1,000,000,000	1,000,000
LVIP SSgA Mid-Cap Index Fund	693,691,443	500,000,000 to 750,000,000	900,000

	75,203,113,048		72,525,000

ATTACHMENT 1		*If each fund were	*If each fund were
		covered as a separate	covered as a separate
		entity:	entity:
The following table lists all the funds covered under the bond, their gross assets as of 12/31/2014,
and the minimum bond required for each fund along with the total of such minimum requirement.		Gross Asset
		Range in Millions	Proposed
	Gross Assets	For Minimum	Minimum Bonds
Lincoln Advisors Trust (LAT)	12/31/2014	Bond Required	Required
Presidential Managed Risk 2010 Fund	16,894,977	15,000,000 to 20,000,000	225,000
Presidential Managed Risk 2020 Fund	20,459,537	20,000,000 to 25,000,000	250,000
Presidential Managed Risk 2030 Fund	10,721,206	10,000,000 to 15,000,000	200,000
Presidential Managed Risk 2040 Fund	8,900,367	7,500,000 to 10,000,000	175,000
Presidential Managed Risk 2050 Fund	5,117,827	5,000,000 to 7,500,000	150,000
Presidential Managed Risk Moderate Fund	2,466,556	1,000,000 to 2,500,000	100,000

	64,560,471		1,100,000

ITEM C

MEMORANDUM

Date:   1/20/2015

To:       Jill Whitelaw
             Chief Counsel, Mutual Funds

From:  Christine Swift
             AVP, Litigation & Corporate Insurance

Re:       Renewal of Mutual Funds Bonds

Below please find your consideration the terms of extension of the current Mutual Funds Bond, which is set to expire on January 31, 2015.

Rather than renewing the bond for a full year on February 1, 2015, Lincoln’s bond carrier, Great American, has offered to extend the current bond until October 20, 2015.  The terms of the current bond, which consists of $3.5 million in limits, would therefore continue through October 29, 2015, which corresponds with the renewal date for the Mutual Funds D&O/E&O policy.  The bond would then be renewed for a full year on October 30, leading to yearly renewals on that date.  The cost of the extension premium is $5,656, which is a prorated premium reflecting the length of the extension.

The extension will no change the substantive coverage of the bond currently in place, and the current bond (2014-15) is attached hereto for your review.  Similarly, the proposed carrier, Great American, will continue as the carrier on the extension of the bond.  Great American is a strong company, with an AM Best rating of “A.”

Lincoln’s broker for this bond, Marsh, has confirmed per the attached letter that the purchase of one bond to cover all of the Mutual Funds is more cost effective than purchasing separate bonds for each fund, which would result in a premium of $67,813.20.

Please let me know if I can provide any further information or assistance in relation to this bond.

ITEM D

MARSH
Mary C. Mulhern
Senior Vice President

Marsh USA Inc.
540 West Madison
Chicago, IL  60661
mary.mulhern@marsh.com
www.marsh.com

January 21, 2015

Ms. Christine Swift
AVP, Litigation and corporate Insurance
The Lincoln National Life Insurance Co.
1300 S. Clinton Street
Fort Wayne, IN  46802

Subject:  Lincoln Funds Financial Institutions Bond
Bond Period:  February 1, 2015 to October 30, 2015

Dear Christine,

We are pleased to present the result of our efforts for the renewal of the Lincoln Funds Bond program.  As per your request, we have allocated a premium for each fund based on the gross assets and bond limit required under Rule 17g-1.  We then compared this allocation premium to the premium for all the funds if they were each to purchase separate policies.

Funds	Gross Assets 11/30/2012 (000's) Omitted	Separate Bond Premium for each Fund	Bond Limit Required (Combined one Bond)	Allocated Bond Premium
Lincoln Variable Insurance Products Trust (LVIPT)			$2,500,000	$ 5,651.19
LVIP Delaware Foundation Moderate Allocation Fund	110,011,283	745.20		8.25
LVIP Delaware Social Awareness Fund	792,327,292	745.20		59.42
LVIP Money Market Fund	766,361,180	745.20		57.47
LVIP Delaware Foundation Conservative Allocation Fund	330,300,829	745.20		24.77
LVIP Delaware Growth and Income Fund	1,363,435,257	745.20		102.25
LVIP Delaware Bond Fund	7,088,344,012	745.20		536.62
LVIP Delaware Special Opportunities Fund	649,639,589	745.20		48.72
LVIP BlackRock Equity Dividend RPM Fund	836,695,233	745.20		62.75
LVIP T. Rowe Price Structured Mid-Cap Growth Fund	542,603,850	745.20		40.91
LVIP UBS Large Cap Growth RPM Fund	544,583,627	745.20		40.84
LVIP Delaware Foundation Aggressive Allocation Fund	238,471,966	745.20		17.88
LVIP Mondrian International Value Fund	1,195,379,127	745.20		89.65
LVIP Managed Risk Profile Moderate Fund	7,190,704,507	745.20		542.30
LVIP Managed Risk Profile Conservative Fund	1,425,408,718	745.20		106.90
LVIP Managed Risk Profile Growth Fund	8,900,005,289	745.20		670.50
LVIP SSgA Global Tactical Allocation RPM Fund	1,022,898,550	745.20		76.71
LVIP Capital Growth Fund	454,141,261	745.20		34.06
LVIP MFS International Growth Fund	950,905,024	745.20		71.31
LVIP Columbia Small-Mid Cap Growth RPM Fund	288,271,625	745.20		21.62
LVIP Mid-Cap Value Fund	182,390,172	745.20		13.68
LVIP SSgA S&P 500 Index Fund	6,629,138,548	745.20		497.19
LVIP SSgA Small Cap Index Fund	1,385,129,269	745.20		103.88
LVIP JPMorgan Mid Cap Value RPM Fund	360,988,988	745.20		27.07
LVIP T. Rowe Price Growth Stock Fund	391,555,591	745.20		29.36
LVIP MFS Value Fund	1,061,628,939	745.20		79.62
LVIP Templeton Growth RPM Fund	751,559,394	745.20		56.37
LVIP Managed Risk Profile 2010 Fund	44,310,998	745.20		3.32
LVIP Managed Risk Profile 2020 Fund	159,070,824	745.20		11.93
LVIP Managed Risk Profile 2030 Fund	170,415,723	745.20		12.78
LVIP Managed Risk Profile 2040 Fund	117,080,527	745.20		8.78
LVIP Managed Risk Profile 2050 Fund	23,688,512	745.20		1.77
LVIP Baron Growth Opportunities Fund	585,242,093	745.20		43.89
LVIP SSgA International Index Fund	2,149,481,246	745.20		161.21
LVIP SSgA Bond Index Fund	2,460,860,406	745.20		184.56
LVIP SSgA Large Cap 100 Fund	1,371,170,467	745.20		102.83
LVIP SSgA Small-Mid Cap 200 Fund	233,253,193	745.20		17.49
LVIP SSgA Developed International 150 Fund	900,240,152	745.20		67.51
LVIP SSgA Emerging Markets 100 Fund	677,121,439	745.20		50.78
LVIP Clarion Global Real Estate Fund	577,933,170	745.20		43.34
LVIP Global Income Fund	1,439,153,335	745.20		107.93
LVIP Blackrock Inflation Protected Bond Fund	1,216,418,495	745.20		91.23
LVIP Delaware Diversified Floating Rate Fund	1,096,904,029	745.20		82.27
LVIP JPMorgan High Yield Fund	680,178,446	745.20		51.01
LVIP American Global Growth Fund	93,840,557	745.20		7.04
LVIP American Global Small Capitalization Fund	70,830,484	745.20		5.31
LVIP American Growth Fund	315,751,841	745.20		23.68
LVIP American Growth-Income Fund	262,235,084	745.20		19.67
LVIP American International Fund	145,004,613	745.20		10.87
LVIP American Balanced Allocation Fund	849,985,560	745.20		63.75
LVIP American Growth Allocation Fund	861,136,816	745.20		64.58
LVIP American Income Allocation Fund	211,950,995	745.20		15.89
LVIP SSgA Conservative Index Allocation Fund	77,523,375	745.20		5.81
LVIP SSgA Conservative Structured Allocation Fund	210,276,128	745.20		15.77
LVIP SSgA Moderately Aggressive Structured Allocation Fund	479,335,364	745.20		35.95
LVIP SSgA Moderately Aggressive Index Allocation Fund	218,955,452	745.20		16.42
LVIP SSgA Moderate Index Allocation Fund	238,434,862	745.20		17.88
LVIP SSgA Moderate Structured Allocation Fund	926,556,775	745.20		69.49
LVIP Vanguard Domestic Equity ETF Fund	191,136,518	745.20		14.33
LVIP Vanguard International Equity ETF Fund	120,861,426	745.20		9.06
LVIP Dimensional US Equity RPM Fund	379,159,036	745.20		28.43
LVIP Dimensional Non-US Equity RPM Fund	215,483,617	745.20		16.16
LVIP Dimensional/Vanguard Total Bond Fund	396,964,005	745.20		29.77
LVIP Managed Risk American Balanced Allocation Fund	1,886,269,606	745.20		141.47
LVIP Managed Risk American Growth Allocation Fund	3,769,196,490	745.20		282.69
LVIP BlackRock Emerging Markets RPM Fund	254,884,961	745.20		19.11
LVIP American Preservation Fund	301,283,276	745.20		22.59
LVIP SSgA Large Cap RPM Fund	106,273,213	745.20		7.97
LVIP SSgA Small Cap RPM Fund	99,143,258	745.20		7.43
LVIP MFS International Growth RPM Fund	94,516,697	745.20		7.09
LVIP VIP Contrafund RPM Portfolio	291,039,811	745.20		21.82
LVIP BlackRock Global Allocation V.I. RPM Fund	806,726,063	745.20		60.50
LVIP American Century VP Mid Cap Value RPM Fund	88,131,726	745.20		6.61
LVIP Clearbridge Variable Appreciation RPM Fund	64,693,284	745.20		4.85
LVIP Franklin Mutual Shares VIP RPM Fund	93,709,127	745.20		7.02
LVIP Invesco V.I. Comstock RPM Fund	75,340,269	745.20		5.65
LVIP SSgA International RPM Fund	16,593,147	745.20		1.24
LVIP Invesco Diversified Equity-Income RPM Fund	32,633,809	745.20		2.45
LVIP VIP Mid Cap RPM Portfolio	12,567,169	745.20		0.94
LVIP Multi-Manager Global Equity RPM Fund	20,607,540	745.20		1.54
LVIP AQR Enhanced Global Strategies Fund	11,753,758	745.20		0.88
LVIP BlackRock Multi-Asset Income Fund	6,310,729	745.20		0.47
LVIP Franklin Templeton Multi-Asset Opportunities Fund	10,730,281	745.20		0.80
LVIP Goldman Sachs Income Builder Fund	8,661,016	745.20		0.65
LVIP PIMCO Low Duration Bond Fund	837,531,650	745.20		62.81
LVIP SSgA Mid-Cap Index Fund	693,691,443	745.20		52.02
LVIP Subtotal	75,203,113,006	63,342

Lincoln Advisors Trust (LAT)			$500,000	4.81
Presidential Managed Risk 2010 Fund	16,894,976	745.20		1.26
Presidential Managed Risk 2020 Fund	20,459,536	745.20		1.52
Presidential Managed Risk 2030 Fund	10,721,206	745.20		0.80
Presidential Managed Risk 2040 Fund	8,900,367	745.20		0.67
Presidential Managed Risk 2050 Fund	5,117,827	745.20		0.38
Presidential Managed Risk Moderate Fund	2,466,555	745.20		0.18
LAT Subtotal	64,560,467	4,471

TOTAL	$ 75,267,673,473	$ 67,813.20	$ 3,000,000.00	$ 5,656

The total premiums paid would be $67,813.20 if each fund were to purchase their own policy.  This is substantially higher than the $5,656 total premium for one bond covering the Lincoln Variable Insurance Products Trust and the Lincoln Advisors Trust.  The limit of liability per loss for the bond period of February 1, 2014 through February 1, 2015 was $3,500,000 and that will be continued for the bond period of February 1, 2015 to October 30, 2015.

Given the premium and broader coverage we can obtain under a single bond versus multiple bonds, and the administrative simplicity of having one bond rather than several bonds, we recommend a single bond covering all the funds.  I hope this explanation addresses any questions you may have.

Thank you.

Kindest regards,

Mary C. Mulhern
Marsh Chicago

cc.  Jim Cook – Marsh Inc.
       Matt Yoder – Marsh Inc.

ITEM E

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
LINCOLN ADVISORS TRUST

AGREEMENT PURSUANT TO RULE 17g-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

1.
Each of Lincoln Variable Insurance Products Trust (“LVIP”) and Lincoln Advisors Trust (“LAT” and, collectively with LVIP, the “Trusts”) is a registered management investment company which has previously established the series respectively listed in Schedule A and Schedule B hereto, and each of the Trusts, on behalf of its respective series, has determined a “joint insured bond” (as defined in Rule 17g-1 under the Investment Company Act of 1940 (the “Rule”)) to be the most cost-effective method of providing the Trusts, in respect of their respective series (each such series, a “Fund”), with the protection required by the Rule.

2.
The joint insured bond specified in this agreement shall be the bond bearing bond number 585-87-03-05 issued by Great American Insurance Company (such bond, as it may in the future be duly amended, endorsed, modified, supplemented, or otherwise altered, the “Bond”).  Each of the Trusts may designate in writing each of its Funds as an insured party under the Bond.

3.
In the event that any recovery is received under the Bond as a result of a loss sustained by any one or more of the named insureds on the Bond, each such named insured sustaining loss shall receive an equitable and proportionate share of the recovery in an amount at least equal to that which it would have received if it had provided and maintained a “single insured bond” (as defined in the Rule) with the minimum coverage required by paragraph (d)(1) of the Rule.  The amount of such minimum coverage for any named insured shall be based on its gross assets as of the close of business on the Measurement Date.  For purposes of this agreement, the term “Measurement Date” shall mean the last business day of the most recently completed fiscal quarter prior to the date of the determination of the adequacy of the Bond by the Trusts’ Board of Trustees.

4.
The amount of the premium to be borne by each Trust shall be the aggregate amount of premium allocated to all of its Funds, and the allocation to each Fund shall be equal to the total premium payable in respect of the Bond, multiplied by a fraction whose numerator is equal to such Fund’s gross assets as of the Measurement Date (“Measurement Date Gross Assets”) and whose denominator is equal to the Measurement Date Gross Assets of all Funds of both Trusts listed on Schedule A and Schedule B and covered under the Bond.

5.
This agreement may be amended in writing by an instrument signed on behalf of both Trusts; may be terminated by either Trust on not less than twelve months’ prior written notice to the other Trust; shall take effect on February 1, 2015; shall supersede all prior agreements made by the Trusts under the Rule; and shall remain in effect until duly terminated in accordance with this paragraph 5 or superseded by subsequent written agreement of the Trusts.

Lincoln Variable Insurance Products Trust,
on behalf of each series listed on Schedule A

By:
Name:  Daniel R. Hayes
Title:  President
Date:  January 27, 2015

Lincoln Advisors Trust,
on behalf of each series listed on Schedule B

By:
Name: Daniel R. Hayes
Title: President
Date: January 27, 2015

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

SCHEDULE A

LVIP American Balanced Allocation Fund
LVIP American Century VP Mid Cap Value RPM Fund
LVIP American Global Growth Fund
LVIP American Global Small Capitalization Fund
LVIP American Growth Allocation Fund
LVIP American Growth Fund
LVIP American Growth-Income Fund
LVIP American Income Allocation Fund
LVIP American International Fund
LVIP American Preservation Fund
LVIP AQR Enhanced Global Strategies Fund
LVIP Baron Growth Opportunities Fund
LVIP BlackRock Emerging Markets RPM Fund
LVIP BlackRock Equity Dividend RPM Fund
LVIP BlackRock Global Allocation V.I. RPM Fund
LVIP BlackRock Inflation Protected Bond Fund
LVIP BlackRock Multi-Asset Income Fund
LVIP Capital Growth Fund
LVIP Clarion Global Real Estate Fund
LVIP ClearBridge Variable Appreciation RPM Fund
LVIP Columbia Small-Mid Cap Growth RPM Fund
LVIP Delaware Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP Delaware Foundation® Aggressive Allocation Fund
LVIP Delaware Foundation® Conservative Allocation Fund
LVIP Delaware Foundation® Moderate Allocation Fund
LVIP Delaware Growth and Income Fund
LVIP Delaware Social Awareness Fund
LVIP Delaware Special Opportunities Fund
LVIP Dimensional U.S. Equity RPM Fund
LVIP Dimensional Non-U.S. Equity RPM Fund
LVIP Dimensional/Vanguard Total Bond Fund
LVIP Franklin Templeton Multi-Asset Opportunities Fund
LVIP Franklin Mutual Shares VIP RPM Fund
LVIP Global Income Fund
LVIP Goldman Sachs Income Builder Fund
LVIP Invesco V.I. Comstock RPM Fund
LVIP Invesco Diversified Equity Income RPM Fund
LVIP JPMorgan High Yield Fund
LVIP JPMorgan Mid Cap Value RPM Fund
LVIP Managed Risk American Balanced Allocation Fund
LVIP Managed Risk American Growth Allocation Fund
LVIP Managed Risk Profile 2010 Fund
LVIP Managed Risk Profile 2020 Fund
LVIP Managed Risk Profile 2030 Fund
LVIP Managed Risk Profile 2040 Fund
LVIP Managed Risk Profile 2050 Fund
LVIP Managed Risk Profile Conservative Fund
LVIP Managed Risk Profile Growth Fund
LVIP Managed Risk Profile Moderate Fund
LVIP MFS International Growth Fund
LVIP MFS International Growth RPM Fund
LVIP MFS Value Fund
LVIP Mid-Cap Value Fund
LVIP Mondrian International Value Fund
LVIP Money Market Fund
LVIP Multi-Manager Global Equity RPM Fund
LVIP PIMCO Low Duration Bond Fund
LVIP SSgA Bond Index Fund
LVIP SSgA Conservative Index Allocation Fund
LVIP SSgA Conservative Structured Allocation Fund
LVIP SSgA Developed International 150 Fund
LVIP SSgA Emerging Markets 100 Fund
LVIP SSgA Global Tactical Allocation RPM Fund
LVIP SSgA International Index Fund
LVIP SSgA International RPM Fund
LVIP SSgA Large Cap RPM Fund
LVIP SSgA Large Cap 100 Fund
LVIP SSgA Mid Cap Index Fund
LVIP SSgA Moderate Index Allocation Fund
LVIP SSgA Moderate Structured Allocation Fund
LVIP SSgA Moderately Aggressive Index Allocation Fund
LVIP SSgA Moderately Aggressive Structured Allocation Fund
LVIP SSgA S&P 500 Index Fund
LVIP SSgA Small-Cap Index Fund
LVIP SSgA Small-Cap RPM Fund
LVIP SSgA Small-Mid Cap 200 Fund
LVIP T. Rowe Price Growth Stock Fund
LVIP T. Rowe Price Structured Mid-Cap Growth Fund
LVIP Templeton Growth RPM Fund
LVIP UBS Large Cap Growth RPM Fund
LVIP Vanguard Domestic Equity ETF Fund
LVIP Vanguard International Equity ETF Fund
LVIP VIP Contrafund® RPM Portfolio
LVIP VIP Mid Cap RPM Portfolio

LINCOLN ADVISORS TRUST

SCHEDULE B

Presidential® Managed Risk 2010 Fund
Presidential® Managed Risk 2020 Fund
Presidential® Managed Risk 2030 Fund
Presidential® Managed Risk 2040 Fund
Presidential® Managed Risk 2050 Fund
Presidential® Managed Risk Moderate Fund